EXHIBIT 99.7

C1234567890

104598

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 4:30 P.M. (CALGARY TIME) ON JANUARY 1, 2026, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("**CDS**") TO CENOVUS ENERGY INC. (THE "**ISSUER**") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

WARRANT

To acquire Common Shares of

cenovus ENERGY

(formed pursuant to the laws of Canada)

Certificate Number

ZQ 123456

Warrants

****0***********

*****0**********

******0*********

*******0********

********0*******

Warrants, each entitling the holder to acquire one (1) Common Share (subject to adjustment as provided for in the Warrant Indenture (as defined below))

CUSIP 15135U117

ISIN CA15135U1176

THIS IS TO CERTIFY THAT,
for value received,

SPECIMEN

*** ZERO ***

(the "**Warrantholder**") is the registered holder of the number of common share purchase warrants (the "**Warrants**") of **CENOVUS ENERGY INC.** (the "**Corporation**") specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture, to purchase at any time before 4:30 p.m. (Calgary time) (the "**Expiry Time**") on January 1, 2026 (the "**Expiry Date**"), one fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof (a "**Common Share**") for each Warrant subject to adjustment in accordance with the terms of the Warrant Indenture. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Warrant Indenture.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

(a) duly completing and executing the exercise form (the "**Exercise Form**") attached hereto; and

(b) surrendering this warrant certificate (the "**Warrant Certificate**"), with the Exercise Form to the Warrant Agent at the principal office of the Warrant Agent, together with a certified cheque, bank draft, wire transfer or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the aggregate Exercise Price (as defined below).

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at the principal office as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each Common Share upon the exercise of Warrants shall be $6.54 per Common Share (the "**Exercise Price**").

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Common Shares not so purchased. No fractional Common Shares will be issued upon exercise of any Warrant. All fractional Warrants that would otherwise be issuable shall be rounded down to the next whole number of Warrants and no consideration will be paid in lieu of fractional Warrants.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "**Warrant Indenture**") dated as of January 1, 2021 between the Corporation and Computershare Trust Company of Canada, as Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

On presentation at the principal office of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates entitling the holder thereof to purchase in the aggregate an equal number of Common Shares as are purchasable under the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by holders of Warrants entitled to purchase a specific majority of the outstanding Warrants.

Pursuant to Section 3.10 of the Warrant Indenture, if at any time following the Issue Date and prior to the Expiry Time, the Corporation determines that no Registration Statement filed with the SEC is effective, or the use of any such Registration Statement is suspended, no U.S. Warrantholder will be permitted to exercise Warrants unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available, and the Corporation shall promptly provide written notice of such determination to the Warrant Agent and promptly provide notice when the Registration Statement is effective or any such suspension has been terminated.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Calgary, Alberta or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

The parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language. Les parties aux présentes déclarent qu'elles ont exigé que la présente convention, de même que tous les documents s'y rapportant, soient rédigés en anglais.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of:

CENOVUS ENERGY INC.

President & Chief Executive Officer
President & chef de la direction

Corporate Secretary
Secrétaire général

Date: <Date>

Countersigned and Registered by:
COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________
Authorized Signatory

VOID

VOID

SECURITY INSTRUCTIONS ON REVERSE VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

010KC

FORM OF TRANSFER
To: Computershare Trust Company of Canada
FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to ______________________________ (print name and address) the Warrants represented by this Warrant Certificate and hereby irrevocably constitutes and appoints _______ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.
DATED this ____ day of ________, 20__.

SPACE FOR GUARANTEES OF SIGNATURES (BELOW))
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	)	Signature of Transferor
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Guarantor’s Signature/Stamp	)	Name of Transferor
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CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY
The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):
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Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

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Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

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Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

EXERCISE FORM
TO:	Cenovus Energy Inc.
AND TO:	Computershare Trust Company of Canada
The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire:
_______________  (A) Common Shares of Cenovus Energy Inc.
Exercise Price Payable: _______________________________________________________
                                      ((A) multiplied by CAD$6.54, subject to adjustment)
The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.
Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.
The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:
Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the form of transfer must be duly executed.
Once completed and executed, this Exercise Form must be mailed or delivered to Computershare Trust Company of Canada, c/o General Manager, Corporate Trust.
DATED this ____ day of ________, 20__.

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Witness	)	(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)
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	)	Name of Registered Warrantholder

☐      Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.